Exhibit 99.2

James Hardie Announces Appointment of Nigel
Stein as Chair of its Board of Directors

Forms Integration and Performance Committee of the Board

SYDNEY & CHICAGO -- November 17, 2025 -- James Hardie Industries plc (NYSE/ASX: JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced the appointment of Nigel Stein as Chair of the James Hardie Board of Directors, effective November 17, 2025. Mr. Stein is an independent non-executive director of James Hardie and serves on the Board’s Nominating and Governance Committee.

Consistent with the Company’s commitment to shareholder value creation and supporting the successful integration of the AZEK business, the Company also announced the formation of an ad-hoc Integration and Performance Committee of the Board (the “Committee”) during this important period, which will oversee and support the integration, synergy delivery, and overall business performance. The Committee will be chaired by Jesse Singh, current member of the Board, and will include Aaron Erter, CEO and member of the Board, as well as current Board members Howard Heckes and Persio Lisboa.

Commenting on his appointment, Mr. Stein said, “I am honored to take on this responsibility at such an important moment for James Hardie. As a strong, industry leader with an increased presence in key markets around the globe and a broad portfolio, the Company is poised to capture the significant growth opportunities ahead. At the same time, we remain deeply cognizant of James Hardie’s founding as an Australian company.”

Mr. Stein continued, “We are taking the outcome of James Hardie’s Annual Meeting seriously and recognize shareholders’ desire for change. We appreciate the extensive engagement that we have had with our investors across both of our share registers during the past several months and are carefully considering the constructive input we have received. I will travel soon to Australia for face-to-face meetings as we look to enhance shareholder engagement, to identify Australian independent director candidates who could provide additional perspectives and skills for our Board and to review our remuneration practices to align with performance. I look forward to constructively and openly engaging with all of our shareholders, along with Aaron and the rest of the Board.”

About Nigel Stein

Mr. Stein has extensive experience in the global automotive and manufacturing sectors. He previously served as Chairman of Inchcape plc (Inchcape), an automotive distribution, retail and financing company, a position he held from May 2018 to May 2024 and as a non-executive director from October 2015 to May 2024.

Prior to holding this position, Mr. Stein served as Chief Executive Officer of GKN Ltd (GKN) (formerly GKN plc) from January 2012 to December 2017. He joined the automotive and aerospace components supplier in 1994 and during his time with GKN held various senior positions in general management and finance including six years as Group Chief Financial Officer. From 2003 until 2011, he served as an independent non-executive director on the Board of Ferguson (formerly Wolseley) plc, the leading specialist distributor of plumbing and heating products in North America. Mr. Stein is a member of the Institute of Chartered Accountants of Scotland.

About James Hardie

James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Forward-Looking Statements

This communication contains forward-looking statements and information that are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this communication, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK acquisition and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Press Release except as required by law.

This media release has been authorized by the James Hardie Board of Directors.

END

James Hardie Contacts:

Investors:
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Media:
Ed Trissel / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
+1 212-355-4449

Jack Gordon
Sodali & Co.
+61 478 060 362
jack.gordon@sodali.com